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SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-67498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potamus Trading LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane, Floor 8

(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Linnell - 617-855-8722

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd.	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Kristin Linnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potamus Trading LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

DANIEL J. BUCKLEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 4, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POTAMUS TRADING, LLC
Index
December 31, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Members and Member of Potamus Trading, LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Potamus Trading, LLC as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 11 to the financial statements, the Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statements in future periods. The Company has operated with recurring losses and is expected to have losses for the foreseeable future. Management's evaluation of these conditions and management's plans to mitigate these matters are also described in Note 11.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 101 Seaport Blvd., Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

POTAMUS TRADING, LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 8,298,490
Cash and securities segregated under federal and other regulations	47,877
Deposit with clearing broker	992,494
Due from clearing broker	3,371
Software, equipment, furniture and leasehold improvements, at cost, less accumulated depreciation of $1,232,828	3,211,975
Exchange and ATS rebates receivable	162,252
Prepaid and other assets	405,570
Total assets	13,122,029
Liabilities and Member's Equity	
Liabilities	
Accrued expenses and other liabilities	945,035
Exchange and ATS fees payable	54,664
Deferred rent credit liability, less amortization of $258,867	776,600
Due to clearing broker	20,089
Total liabilites	1,796,388
Member's equity	11,325,641
Total liabilities and member's equity	$ 13,122,029

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Potamus Trading, LLC (the "Company") is a Delaware limited liability corporation ("LLC"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Stock Market ("Nasdaq"), the BATS Exchanges ("BATS"), the NASDAQ OMX BX Exchange ("BX"), the New York Stock Exchange ("NYSE"), the NYSE Arca Exchange ("Arca") and the Securities Investor Protection Corporation ("SIPC").

The Company is an electronic market-maker offering electronic and algorithmic execution services in listed U.S. equities to its clients which consist of registered broker-dealers and institutional customers. The Company does not provide custodial services for customer assets and it clears its U.S. transactions through a third-party clearing broker on a fully disclosed basis.

The Company's approved business activities include: broker or dealer in corporate equity securities over-the-counter, non-exchange member arranging for transactions in listed securities by exchange member, broker or dealer in corporate debt securities, U.S. government securities broker or dealer, put and call broker or dealer or option writer and trading for its own account. FINRA has approved the Company to engage in market-making activities in exchange-listed equity securities.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business. The cash and cash equivalents balance at December 31, 2017 was $8,298,490.

Software, Equipment, and Leasehold Improvements

Software, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the related assets' estimated useful lives. The total cost of software includes certain internally developed proprietary software which is capitalized. Maintenance and repairs are charged to expense when incurred. Depreciation and amortization expense for the year ended December 31, 2017 was $750,949 and is included in Depreciation and amortization in the Statement of Operations.

Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2017
Leasehold improvements	10	$ 2,901,927
Equipment	5	613,610
Software	3	929,266
Total fixed assets		$ 4,444,803
Less accumulated depreciation and amortization		(1,232,828)
Net fixed assets		$ 3,211,975

Due to/Due from Clearing Broker
The amounts due to and due from the clearing broker reflect profits and losses on principal transactions, clearing fees, regulatory fees and other income and expenses incurred in the clearing account which have been accrued but remain unpaid as of December 31, 2017.

Valuation of Financial Instruments
The fair value of all financial assets and liabilities are considered to approximate the reported value due to their short-term nature.

Commissions
All securities transactions, including revenues, are recorded on a trade date basis. Fees are earned for acting as an agent, and receivables are reflected as Commissions receivable.

Principal Transactions
Principal transactions are recorded on a trade date basis. At December 31, 2017, the Company did not hold any securities.

Exchange and ATS Rebates
Exchange and ATS rebates are recorded when earned.

Interest Income and Interest Expense
Interest income and expense are recognized in the Statement of Operations on an accrual basis.

Income Taxes
No provision for federal, state and local income taxes has been made in the accompanying financial statement. Individual members of Potamus Holdings, LLC (see Note 7 "Related Party Transactions") are responsible for their proportionate share of the Company's taxable income.

The Company complies with authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Managing Member to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statement is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Managing Member has determined that there are no reserves for uncertain tax positions necessary for the period ended December 31, 2017. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are the years ended 2014, 2015, and 2016.

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Recent Accounting Pronouncements

Revenue
In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-14, *Revenue from Contracts with Customers*, an update to ASU 2014-09. This model requires a company to recognize revenue at an amount that an entity expects to receive upon transferring goods or services to a customer. The new standard applies to annual reporting periods beginning after December 15, 2017 and will have no impact on the Company's financial statement.

Leases
During 2016, the FASB issued ASU 2016-02, *Leases*. This guidance requires a lessee to account for leases as finance or operating leases and results in the lessee recognizing a right-of-use asset and a corresponding lease liability on the balance sheet. There will be differing methodologies for income statement recognition. The guidance is effective for fiscal years beginning after December 31, 2018. At this time the Company is evaluating the impact this guidance will have on the financial statement.

4. Regulatory Requirements

The Company is subject to the rules of the SEC, FINRA, the principal exchanges with which it is licensed to transact, and the SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the standard method, defined by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined by the SEC and FINRA. At December 31, 2017, the Company had net capital of $8,484,696 which was $8,234,696 in excess of the minimum required amount of $250,000 (based on the greater of 6 2/3% of aggregate indebtedness or $250,000).

The Company operates as an introducing broker and clears all transactions with and for clients through its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under section(k)(2)(ii). As it relates to the Company's commission rebate program, the Company operates pursuant to SEC Rule 15c3-3 section (k)(2)(i) and maintains a reserve account at Bank of America. The reserve account is included on the Statement of Financial Condition as restricted cash. In December 2017, the Company discontinued its commissions rebate program and the reserve account is not actively used.

5. Prepaid and Other Assets and Accrued Expenses and Other Liabilities

The Company's prepaid and other assets as of December 31, 2017 are primarily comprised of prepaid operating expenses including $196,958 of invoices paid in 2017 for services that will be rendered in 2018, and a CD in the amount of $201,860 at Boston Private Bank and Trust which secures a letter of credit for the benefit of East Office Operating Limited Partnership care of Pembroke Real Estate.

The Company's accrued expenses and other liabilities are comprised of exchange and other trading fees, accrued professional fees and accrued but unpaid operating expenses. The total of these items as of December 31, 2017 was $945,035.

6. Off Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its client domestic transactions, which are not reflected in this financial statement, to a major U.S.-based clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

7. Related Party Transactions

Potamus Holdings ("PH"), LLC is the sole member of Potamus Management, LLC which is the sole Member of Potamus Trading, LLC. Therefore, membership interests in Potamus Trading, LLC is reflected by the membership interest composition of Potamus Holdings, LLC. Potamus Executives and Employee Partners, LLC ("PEEP") is a member of PH and was created during 2016 to represent the equity interests in PH of certain employees of Potamus Trading.

8. Member Capital

During 2017, Potamus Holdings, LLC contributed $2,000,000 to Potamus Management, LLC which was further contributed to Potamus Trading, LLC.

9. Employee Benefit Plans

401(k) Plan
The Company offers a 401(k) plan ("Plan") sponsored by Alerus Retirement Solutions. All employees are eligible to participate up to the Internal Revenue Service limits for such contributions. Contributions are implemented through payroll deductions that are determined by individual participants and approved by the Chief Financial Officer. For the year ended December 31, 2017, the Company had $7,846 of expenses associated with the Plan included in Employee compensation and benefits in the Statement of Operations.

Medical and Dental
The Company offers all employees 100% paid medical and dental coverage from Blue Cross and Blue Shield of Massachusetts. A Company provided Health Savings Account from Optum Bank supplements the medical plan. For the year ended December 31, 2017, the Company had $366,549 of expenses associated with medical and dental benefits included in Employee compensation and benefits in the Statement of Operations.

Life and LTD
The Company offers Group Term Life and Long-Term Disability benefits provided by Principal Financial Group and MetLife to all employees. For the year ended December 31, 2017, the Company

had $30,713 of expenses associated with these benefits included in Employee compensation and benefits in the Statement of Operations.

10. Equity Based Compensation

The Company awarded LLC interests of PEEP to certain employees on July 8, 2016, which qualify as equity awards. The Company issued an additional 110,000 units in 2016, adding to the outstanding amount of 229,100 units. Of the 110,000 new units issued in 2016, approximately 56% were forfeited in 2017 resulting in 277,414 units outstanding as of December 31, 2017. The units have a value per unit of approximately $4.25 and will vest through July 7, 2020. Valuation was based on an initial enterprise valuation adjusted by a liquidation preference calculation which considers all equity interest holders. A compensation charge based on the fair value of the awards on grant date is recorded over the vesting period on a straight-line basis. For the year ended December 31, 2017, $20,138 was recorded and is included in Compensation and benefits in the Statement of Operations and within Capital contributions on the Statement of Changes in Member's Equity.

11. Business Risks

Going Concern
The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. At December 31, 2017, the Company's cash balance is $8,298,490. In addition to a substantial restructure of operations during 2017, the Company is actively seeking additional customers to utilize its trading platform. Consequently, management has determined that additional funding is necessary and, as such, the Company is seeking to raise additional capital. Considering these circumstances, management has obtained from one of the Company's lead investors and member of the Board of Managers a commitment, dated February 27, 2018, to provide adequate capitalization and liquidity for the Company's business operations through February 28, 2019.

Market Risk
As a broker-dealer, the Company's business lines rely heavily on volatility and trading volumes in the U.S. equity markets. While the Company believes it is well positioned for success in the current environment, material decreases in equity trading volumes from the current level could adversely impact the Company's business plan.

Counterparty Risk
The Company is exposed to a variety of counterparty risks, including exposure to its clearing firm's financial health and ability to continue to provide services. The Company is also exposed to the ability of its clients to continue to operate and meet financial obligations arising from the Company's provision of securities services. While the Company does periodic and on-going due diligence on all of its key counterparties, any unforeseen material adverse development among the counterparties could adversely impact the Company's business plan.

Securities Services Performance Risk
The Company's core securities services, upon which 100% of revenue relies, are of a highly specialized nature. If the Company's services are materially worse in quality or cost with respect to its industry peers it could suffer slower than expected client acquisition.

Trading System Risk
The Company's core securities services are offered via a highly proprietary electronic trading platform. Operational errors in the design of logic or the deployment of computer codes and hardware that make up the system could potentially lead to catastrophic losses, including losses that exceed the Company's capital.

Regulatory Risk
The Company's securities services are in a category of services that is under constant review by the SEC, FINRA, the United States Congress, and those exchanges with which it is licensed to transact. Adverse developments compelled by these decision-making bodies, which materially impact the Company's ability to continue offering its services, could adversely impact the Company's business plan.

Concentrated Client Risk
The Company's revenues are dependent upon a small concentration of significant clients. The Company's revenue plan for 2018 is highly dependent on specific performance of these clients in addition to new client acquisition.

Credit Risk
The Company's exposure to credit risk associated with nonperformance of clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations.

12. Commitments and Guarantees

Lease

The Company occupies office space under a noncancelable operating lease that expires in 2025. Rent expense is recognized on a straight-line basis over the applicable lease term. The Company received a tenant improvement allowance in the amount of $1,035,467 which is amortized through rent expense over the life of the lease. Amortization expense for the year ended December 31, 2017 was $103,546. The deferred credit liability associated with this is $776,600 at year end. For the year ended December 31, 2017, rent expense was $812,928, and is included in Rent and facilities in the Statement of Operations.

Future minimum commitments under this lease are as follows:

2018	875,295
2019	891,836
2020	908,377
2021	924,918
2022	941,459
Thereafter	2,506,651

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made

against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

13. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date December 31, 2017, through February 28, 2018. Based on this evaluation, the Company has determined that there have been no material subsequent events that have occurred that would require disclosure or recognition in the financial statement.

POTAMUS TRADING

Two Seaport Lane
8th Floor
Boston, MA 02210

February 28, 2018

Exemption Report

Potamus Trading LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Potamus Trading, LLC

I, Kristin Linnell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: Chief Financial Officer

pwc

Report of Independent Registered Public Accounting Firm

To the Management and Member of Potamus Trading, LLC:

We have reviewed Potamus Trading, LLC's assertions, included in the accompanying "Exemption Report", in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2018

pwc

Report of Independent Accountants

To the Management of Potamus Trading, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Potamus Trading, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Potamus Trading, LLC for the year ended December 31, 2017, solely to assist the specified parties in evaluating Potamus Trading, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Potamus Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment dated August 31, 2017 in the amount of $949.30 was compared to a Boston Private Bank statement, and payment dated February 23, 2018 in the amount of $141.85 was compared to check number 2591 dated February 23, 2018, noting no differences.
2. Compared the Total Revenue amount reported on page 7, line 12 of the audited Form X-17A-5 for the year ended December 31, 2017 to the Total revenue amount of $1,129,016 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017, noting a difference of $1.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2(c)(3), commissions, of $401,584 to the sum of two trial balance accounts audited as of December 31, 2017, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $727,432 and $1,091.15, respectively of the Form SIPC-7, noting no differences.
    b. Recalculated the mathematical accuracy of the deduction on line 2(c)(3), commissions, of $401,584 utilizing the Company's December 31, 2017 trial balance, without exception.

PricewaterhouseCoopers LLP, 101 Seaport Blvd., Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Potamus Trading, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2018

POTAMUS TRADING, LLC

Statement of Financial Condition
December 31, 2017